Filed pursuant to Rule 424(b)(3)

File No. 333-272286

PROSPECTUS SUPPLEMENT (To Prospectus dated October 5, 2023, as supplemented by the Prospectus Supplement dated November 15, 2023 and the Prospectus Supplement dated January 30, 2024)	April 18, 2024

Oxford Lane Capital Corp.

$750,000,000
Common Stock

This prospectus supplement contains information which amends, supplements and modifies certain information contained in the prospectus dated October 5, 2023 (the “Base Prospectus”) as supplemented by the prospectus supplement dated November 15, 2023 (the “November 2023 Prospectus Supplement”) and the prospectus supplement dated January 30, 2024 (the “January 2024 Prospectus Supplement” and together with the November 2023 Prospectus Supplement, this prospectus supplement and the Base Prospectus, the “Prospectus”), which relate to the sale of shares of common stock of Oxford Lane Capital Corp. (the “Company”) in an “at-the-market” offering pursuant to an Amended and Restated Equity Distribution Agreement dated September 9, 2022, as amended pursuant to that certain Amendment No. 1 to the Amended and Restated Equity Distribution Agreement, dated as of November 15, 2023, with Ladenburg Thalmann & Co. Inc. (the “Distribution Agent”). The Company’s investment adviser, Oxford Lane Management, LLC, has agreed to pay to the Distribution Agent, if necessary, a supplemental payment per share that will reflect the difference between the public offering price per share and the net proceeds per share received by the Company in this offering such that the net proceeds per share received by the Company (before expenses) are not below the Company’s then current net asset value per share.

You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 15 of the Base Prospectus and in our subsequent filings with the Securities and Exchange Commission that are incorporated by reference into the Prospectus, before investing.

The terms “Oxford Lane,” the “Company,” “we,” “us” and “our” generally refer to Oxford Lane Capital Corp.

PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING

From November 15, 2023 to April 17, 2024, we sold a total of 34,590,941 shares of common stock pursuant to the “at-the-market” offering. The total amount of capital raised as a result of these sales of common stock was approximately $174.6 million and net proceeds were approximately $173.1 million, after deducting the sales agent’s commissions and offering expenses.

FOURTH QUARTER PRELIMINARY ESTIMATES AND FINANCIAL HIGHLIGHTS

On April 17, 2024, the Company announced the following preliminary estimates and financial highlights as of and for the three months ended March 31, 2024, which are estimated as of April 17, 2024:

Preliminary Estimates (unaudited)	Estimated Ranges for the Three Months Ended March 31, 2024
Net investment income[1]	$0.20 - $0.24
Realized (losses)/gains[1]	$(0.03) - $0.01
Unrealized appreciation[1]	$0.06 - $0.10

Core net investment income[1]	$0.32 - $0.38
Net asset value	$4.85 - $4.95

Additional Details (unaudited)	Amounts as of March 31, 2024
Distributions per share paid on common stock during the quarter	$0.24
Common shares outstanding (approximately)	239.1 million
Number of portfolio investments	249
Total company preferred stock and debt outstanding	$487.2 million
Weighted average shares of common stock outstanding (approximately)	226.7 million
Cash and cash equivalents (approximately)	$43.0 million

1.	Per share amounts based on weighted average shares outstanding for the quarter presented.

The Company will release its fourth fiscal quarter 2024 operating results in May 2024.

The preliminary financial data included in this prospectus supplement has been prepared by, and is the responsibility of, the Company’s Management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Supplemental Information Regarding Core Net Investment Income Estimates

We provide information relating to core net investment income (“NII”) (a non-U.S. generally accepted accounting principles (“GAAP”) measure) on a supplemental basis. This measure is not provided as a substitute for GAAP NII, but in addition to it. Our non-GAAP measures may differ from similar measures by other companies, even in the event of similar terms being utilized to identify such measures. Core NII represents GAAP NII adjusted for additional applicable cash distributions received, or entitled to be received (if any, in either case), on our CLO equity investments. The Company’s management uses this information in its internal analysis of results and believes that this information may be informative in assessing the quality of the Company’s financial performance, identifying trends in its results and providing meaningful period-to-period comparisons.

Income from investments in the “equity” class securities of CLO vehicles, for GAAP purposes, is recorded using the effective interest method; this is based on an effective yield to the expected redemption utilizing estimated cash flows, at current cost, including those CLO equity investments that have not made their inaugural distribution for the relevant period end. The result is an effective yield for the investment in which the respective investment’s cost basis is adjusted quarterly based on the difference between the actual cash received, or distributions entitled to be received, and the effective yield calculation.

Furthermore, in order for the Company to continue qualifying as a regulated investment company for tax purposes, we are required, among other things, to distribute at least 90% of our investment company taxable income annually. While Core NII may provide a better indication of our estimated taxable income than GAAP NII during certain periods, we can offer no assurance that will be the case, however, as the ultimate tax character of our earnings cannot be determined until after tax returns are prepared at the close of a fiscal year. We note that this non-GAAP measure may not serve as a useful indicator of taxable earnings, particularly during periods of market disruption and volatility, and, as such, our taxable income may differ materially from our Core NII.

The following table provides a reconciliation of GAAP NII to Core NII (using the mid-point of the preliminary estimate ranges) for three months ended March 31, 2024:

Preliminary Estimates for the Three Months Ended March 31, 2024 (Per Share Amounts)
Net investment income[2]	$0.22
CLO equity adjustments	$0.13
Core net investment income[1,2]	$0.35

1.	See the information in this “Supplemental Information Regarding Core Net Investment Income Estimates” section above for more information.
2.	Based on the mid-point of the net investment income per share range disclosed above.

Forward-Looking Statements

This prospectus supplement contains forward-looking statements subject to the inherent uncertainties in predicting future results and conditions. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. These statements are not guarantees of future performance, conditions or results and involve a number of risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected in these forward-looking statements. These factors are identified from time to time in our filings with the Securities and Exchange Commission. We undertake no obligation to update such statements to reflect subsequent events, except as may be required by law.

The fair value of the Company’s portfolio investments may be materially impacted after March 31, 2024 by circumstances and events that are not yet known. To the extent the Company’s portfolio investments are impacted by market volatility in the U.S. or worldwide, the Company may experience a material impact on its future net investment income, the fair value of its portfolio investments, its financial condition and the financial condition of its portfolio investments. Investing in our securities involves a number of significant risks. For a discussion of the additional risks applicable to an investment in our securities, please refer to the section titled “Risk Factors” in the Base Prospectus and the note titled “Risks and Uncertainties” in our most recent annual report or semi-annual report, as applicable.

The preliminary estimates and financial highlights as of and for the three months ended March 31, 2024 are based on the Company’s Management’s preliminary determinations and current expectations, and such information is inherently uncertain. The preliminary estimates are subject to completion of the Company’s customary year-end closing and review procedures and third-party audit, including the determination of the fair value of the Company’s portfolio investments. As a result, actual results could differ materially from the current preliminary estimates based on adjustments made during the Company’s year-end closing and review procedures and third-party audit, and the Company’s reported information in its Annual Report on Form N-CSR for the year ended March 31, 2024 may differ from this information, and any such differences may be material. In addition, the information furnished above does not include all of the information regarding the Company’s financial condition and results of operations for the year ended March 31, 2024 that may be important to readers. As a result, readers are cautioned not to place undue reliance on the information furnished in this prospectus supplement and should view this information in the context of the Company’s full year 2024 results when such results are disclosed by the Company in its Annual Report on Form N-CSR for the year ended March 31, 2024. The information furnished in this prospectus supplement is based on current Company’s Management’s expectations and could be subject to substantial risks and uncertainties that could cause actual results to differ materially from the results expressed in, or implied by, such information.